SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 67)

Media General, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $5 Per Share
(Title of Class of Securities)

                                                                                                             584404107______
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-7732
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________November 25, 2008______________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,719,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,719,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,719,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 7.74%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,368,224 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,538,824 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,538,824 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 15.93%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 380 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 380 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 380 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 584404107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Amendment No. 67 to Schedule 13D on the Class A Common Stock of Media General, Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on February 29, 1989.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.                                Identity and Background
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GAMCO Investors, Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”),  and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited (“GSIL”). GSIL provides investment advisory services to offshore funds and accounts.   GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, Gabelli Enterprise M&A Fund, The Gabelli SRI Fund, Inc. and The Gabelli Healthcare & Wellness Rx Trust (collectively, the “Funds”), which are registered investment companies.
GBL is the largest shareholder of Teton Advisors, an investment adviser registered under the Advisers Act, which provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood Small Cap Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the
Investment Manager of the Foundation. Elisa Gabelli Wilson is the President of the Foundation.
Mario Gabelli is the majority stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL.
The Reporting Persons do not admit that they constitute a group.
GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a New York corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.                                Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $15,239 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO used approximately $15,239 of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients.

Item 5.                                Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 5,259,204 shares, representing 23.67% of the 22,218,997 shares outstanding.  This latter number is arrived at by adding the number of shares reported as being outstanding in the Issuer’s most recently filed Form 10-Q for the quarterly period ended September 28, 2008 (22,218,617) to the number of shares which would be receivable by MJG Associates if it were to actually convert all of the Issuer’s Class B shares held by it (380 shares) into the Class A Common Stock of the Issuer.  The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common	Shares of Common Stock, Converted	% of Class Converted
Gabelli Funds	1,719,000	7.74%	1,719,000	7.74%
GAMCO	3,538,824	15.93%	3,538,824	15.93%
MJG Associates	0	0.00%	380	0.00%
GSI	1,000	0.00%	1,000	0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 170,600 of the reported shares, (ii) with respect to the 230,000 shares of Common Stock owned by the Gabelli Small Cap Growth Fund, the 13,000 shares held by the Gabelli Capital Asset Fund, the 290,000 shares held by the Gabelli Equity Trust, the 360,000 shares held by the Gabelli Asset Fund, the 45,000 shares held by the Gabelli Enterprise M&A Fund, the 763,000 shares held by the Gabelli Value Fund, and the 18,000 shares held by the Gabelli Global Multimedia Trust, the proxy voting committee of each such Fund has taken and exercises in its sole discretion the entire voting power with respect to the shares held by such Funds, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                      November 26, 2008

               MARIO J. GABELLI
GGCP, INC.
                                                MJG ASSOCIATES, INC.
GABELLI SECURITIES, INC.
               GABELLI FUNDS, LLC
GAMCO ASSET MANAGEMENT INC
GAMCO INVESTORS, INC.

          By:/s/ Douglas R. Jamieson
          Douglas R. Jamieson
            Attorney-in-Fact for Mario J. Gabelli & MJG Associates, Inc.
            President, Gabelli Securities, Inc.
            Director – GGCP, Inc.
                                                                                            President & Chief Operating Officer of the sole member of
      Gabelli Funds, LLC.
                                                                                            President – GAMCO Asset Management Inc.
                                                                                           President & Chief Operating Officer – GAMCO  Investors, Inc.

Schedule I
                         Information with Respect to Executive
                     Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc. Directors:
Vincent J. Amabile Mario J. Gabelli
Business Consultant

Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc J. Gabelli	Chairman of The LGL Group, Inc.
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum Douglas R. Jamieson	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223 See below
Joseph R. Rindler, Jr.	Account Executive for GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent Capurso	Vice President Taxes, Barnes & Noble, Inc.
Vincent S. Tese	Former Director GAMCO Investors, Inc.
Michael Gabelli	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer, Secretary

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli John D. Gabelli	See above Senior Vice President

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Jeffrey M. Farber Christopher Michailoff	President and Chief Operating Officer Senior Vice President Executive Vice President and Chief Financial Officer Acting Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson John Piontkowski Chistopher J. Michailoff	President Chief Operating Officer & Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	Vice President and President Closed-End Fund Division
Teton Advisors, Inc. Directors:
Bruce N. Alpert Douglas R. Jamieson Nicholas F. Galluccio Alfred W. Fiore Edward T. Tokar	See above See above Chief Executive Officer and President See below Beacon Trust Senior Managing Director 333 Main Street Madison, NJ 07940
Officers:
Bruce N. Alpert Nicholas F. Galluccio Jeffrey M. Farber	Chairman See above Chief Financial Officer

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President

Officers:
Douglas R. Jamieson Christopher J. Michailoff Kieran Caterina	See above Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	See Above
Bruce N. Alpert Diane M. LaPointe	Vice President - Mutual Funds Controller/Financial and Operations Principal

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)

COMMON STOCK-MEDIA GENERAL CL A

GAMCO ASSET MANAGEMENT INC.
11/25/08 136,000 1.6000
11/25/08 2,000- 1.5700
11/25/08 4,750- 1.5722
11/25/08 243,200 1.6000
11/25/08 1,000 1.5268
11/25/08 5,000 1.5895
11/25/08 9,700 1.6002
11/24/08 2,500- 1.6456
11/24/08 6,700 1.4199
11/24/08 4,000- 1.6551
11/24/08 12,000 1.6551
11/24/08 24,300 1.6061
11/24/08 8,000 1.6635
11/24/08 2,025- 1.7500
11/24/08 2,700- 1.7000
11/24/08 700- 1.7000
11/24/08 2,000- 1.6355
11/24/08 300- 1.5900
11/24/08 12,000- 1.6635
11/21/08 1,000 2.2500
11/21/08 22,100 1.6695
11/21/08 11,200- 1.5963
11/21/08 200 1.6400
11/21/08 4,000 1.5999
11/21/08 11,300- 1.6938
11/20/08 5,000 2.2496
11/20/08 2,700 2.2263
11/20/08 7,400- 2.1626
11/19/08 2,000 3.9995
11/19/08 2,000 3.0000
11/19/08 110,000 3.0000
11/19/08 2,000 3.8915
11/19/08 3,000 3.1420
11/18/08 500 4.2700
11/18/08 1,000 4.6000
11/18/08 5,000- *DO
11/18/08 4,000 4.2473
11/18/08 12,700- 3.9972
11/18/08 400- 3.9500
11/17/08 1,000- 4.2607
11/17/08 10,000 4.7198
11/17/08 4,000 4.6883
11/17/08 5,000 4.6197
11/17/08 2,500 4.4768
11/17/08 2,000 4.4415
11/17/08 1,700 4.3352
11/17/08 1,000- 4.3000
11/17/08 2,500- 4.1000
11/17/08 7,500- 4.1359
11/14/08 2,850- 4.9893
11/13/08 950- *DO
11/13/08 1,600- *DO
11/13/08 3,400- 4.6618
11/12/08 1,000- 5.0650
11/12/08 600- 5.4500
11/11/08 300- 5.5530
11/10/08 500 6.4800
11/10/08 1,000 6.4600
11/10/08 2,000- 6.8346
11/10/08 400- 6.4135
11/07/08 6,500- 6.2756
11/07/08 470- 6.4034
11/07/08 500 6.3500
11/06/08 600- 6.5300
11/06/08 800- *DO
11/05/08 1,250- 7.2068
11/04/08 500 6.9180
11/04/08 1,000- 6.8990
11/03/08 7,141- *DO
11/03/08 1,146- *DO
11/03/08 3,100- 7.6913
11/03/08 52,812- *DO
10/31/08 8,900- 7.3825
10/31/08 5,000- 7.9169
10/30/08 4,583 *DI
10/30/08 3,900- 6.1723
10/30/08 16,200 6.2444
10/29/08 2,000 5.4162
10/29/08 800- 5.4700
10/29/08 2,900 5.5972
10/28/08 3,000- 5.0000
10/28/08 400- 5.0475
10/27/08 7,400- 5.4311
10/27/08 3,000 5.6220
10/24/08 400- 6.3000
10/23/08 3,700- 6.3997
10/22/08 2,500- 6.9516
10/21/08 1,200- 7.0500
10/20/08 2,000- 7.4420
10/20/08 200 7.5700
10/17/08 8,300- 7.7840
10/17/08 2,000- 7.9100
10/15/08 3,700- 8.5986
10/14/08 16,100- 10.3243
10/14/08 700- 10.6896
10/13/08 300 9.4701
10/13/08 300- 9.4701
10/13/08 300- 9.5000
10/13/08 2,000- 10.1730
10/13/08 28,000- 10.5100
10/13/08 600- 11.0700
10/13/08 200- 11.5000
10/10/08 800 10.6769
10/10/08 16,000- 10.2859
10/10/08 200- 10.6790
10/10/08 2,000- 10.6789
10/10/08 600 10.6790
10/10/08 200 10.6770
10/10/08 600 10.6789
10/10/08 1,000- 10.7770
10/09/08 2,070- 9.8164
10/09/08 1,000- *DO
10/08/08 400- 12.1842
10/08/08 1,600- 10.3994
10/07/08 500- *DO
10/07/08 5,000- 10.5096
10/06/08 1,885- 10.2927
10/06/08 2,000- 10.3140
10/03/08 400- 12.1500
10/03/08 2,100- 12.2786
10/02/08 5,500- 12.0016
10/01/08 1,000- 12.3360
10/01/08 600- 12.4100
10/01/08 500 12.3300
10/01/08 875- 12.7346
10/01/08 500- 12.7100
9/30/08 500- 12.1720
9/30/08 2,200- 12.3009
9/29/08 10,000- 11.7098
9/29/08 6,100- 11.5905
9/26/08 2,000- 12.6520
GABELLI FUNDS, LLC.
GABELLI VALUE FUND
11/13/08 2,000- 4.8425
10/31/08 5,000- 7.8240
10/30/08 2,000- 6.2060
10/13/08 8,000- 9.9203
GABELLI SMALL CAP GROWTH FUND
11/20/08 15,000 2.0799
11/19/08 88,000 3.0000
11/17/08 7,000 4.5389
10/27/08 10,000 5.5462
GABELLI GLOBAL MULTIMEDIA TRUST
11/25/08 6,000 1.5000
11/19/08 4,000 3.0668
GABELLI EQUITY TRUST
10/21/08 10,000- 7.2124
10/15/08 7,000- 8.4663
10/14/08 10,000- 10.3456
10/13/08 3,000- 10.0833
GABELLI ASSET FUND
11/21/08 20,000 1.4200
GABELLI ENTERPRISE M&A FUND
11/18/08 7,000 4.2757
GABELLI CAPITAL ASSET FUND
10/31/08 2,000- 7.9660

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.